Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Global System Dynamics, Inc. (formerly known as Gladstone Acquisition Corporation) on Form S-4 of our report dated March 28, 2022, which includes an explanatory paragraph as to Global System Dynamics, Inc.’s (formerly known as Gladstone Acquisition Corporation) ability to continue as a going concern, with respect to our audit of the financial statements of Global System Dynamics, Inc. (formerly known as Gladstone Acquisition Corporation) as of December 31, 2021 and for the period from January 14, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

February 14, 2023